JULIE COLLETT
Senior Director and Counsel
[ EQUITABLE FINANCIAL - LOGO ]	(303) 902-9135
Julie.Collett@equitable.com

LAW DEPARTMENT

September 22, 2020

VIA EDGAR
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: Equitable Financial Life Insurance Company

       Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-248864)

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Financial Life Insurance Company (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form S-3 (File No. 333-248864), together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on September 17, 2020, was to register interests in the Structured Investment Option available under the Investment Edge® 21 variable annuity contracts offered by the Registrant.

The Registrant confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement.

The Registrant is requesting the withdrawal of the Registration Statement to include a last minute contract change.

If you have any questions regarding this letter, please contact the undersigned at (303) 902-9135.

Very truly yours,

/s/ Julie Collett

Julie Collett

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104